EXHIBIT 6.1

Esri Partner Network Agreement Domestic

Agreement No. 00289596.0

This Esri Partner Network Agreement ("Agreement") is by and between Environmental Systems Research Institute, Inc. ("Esri") and GEOcommand Inc ("Partner"), with its principal place of business at 3700 Airport Rd Ste 410, Boca Raton, FL, 33431, United States ("Partner's Location"). Esri and Partner may be referred to in this Agreement individually by their own respective names or as "Party" and collectively as "Parties."

This Agreement, which includes this signature page, any applicable Appendixes, any applicable Addendums, the Esri Partner Network Policies, and the Master Agreement (as defined and incorporated below), constitutes the sole and entire agreement of the Parties as to the subject matter set forth in this Agreement and supersedes any previous written or oral agreements (including any previously signed Esri Partner Network agreements), understandings, or arrangements between the Parties relating to such subject matter, and any terms on Partner's purchase order. Any modifications or amendments to this Agreement must be in writing and signed by an authorized representative of each Party.

The Parties may sign this Agreement in counterparts or via electronic signatures, which will be valid even if an original paper document bearing the Parties' original signatures is not delivered. This Agreement is executed and effective as of the last date signed below ("Effective Date").

The authorized representatives of each Party accept and agree to the terms of this Agreement by signing below:

GEOcommand Inc		Environmental Systems Research Institute, Inc.

Signature:	/s/ Paul Christin	Signature:	/s/ Alejandra Merino
Printed Name:	Paul Christin	Printed Name:	Alejandra Merino
Title:	Director of Sales an	Title:	Manager, International
Date:	Oct 12, 2020	Date:	Oct 12, 2020

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ARTICLE 1—DEFINITIONS

Capitalized words, phrases, or terms that are not defined in this Agreement or in Addendums to this Agreement will have the same meanings given to them in the Master Agreement. If the definition of a word, phrase, or term in this Agreement conflicts with the definition of a word, phrase, or term in the Master Agreement, the definition in this Agreement will control. The following words, phrases, and terms, as used in this Agreement, are defined as follows:

a.	"Addendum(s)" means any addendum or attachment to this Agreement.
b.

"Additional Partner Office Locations" (if applicable) means office locations of Partner that are in the same country and under the same ownership and legal company name as Partner that are approved by Esri to participate in this Agreement. Additional Partner Office Locations do not include office locations of subsidiary, affiliated, or related companies of Partner.

c.

"Commercial Licenses" means licenses or subscriptions that are licensed and used in accordance with the terms and conditions of the Master Agreement. Commercial Licenses may be licensed and used for the purpose of fee-based project work or production activities as set forth in the Master Agreement. Commercial Licenses may, if permitted under the Master Agreement, also be licensed and used for the same purposes as defined for Demonstration and Marketing Licenses and Development Licenses.

d.

"Confidential Information" means confidential, proprietary, or trade secret information that is disclosed by Disclosing Party to Receiving Party under this Agreement that is of a confidential or trade secret nature irrespective of the content, form, or manner communicated, which includes, but is not limited to, the Esri Partner Network Policies, Program Resources, Preproduction Materials, Trade Secrets, passwords, sales and marketing plans, business forecasts, financial information, price lists, customer lists, security information, source code, software source documents, techniques, methodologies, sketches, drawings, models, inventions, know-how, processes, algorithms, formulae, data models, object models, software technology and tools, information concerning research, experimental and development work, design details, patent applications, unpublished specifications, and engineering information.

e.

"Demonstration and Marketing Licenses" means Term Licenses or subscriptions that may only be used to (i) demonstrate or market Products; (ii) demonstrate or market Partner's Esri technology-based solutions and services; (iii) conduct internal employee training; or (iv) evaluate Products. Subject to the foregoing use rights, these Term Licenses or subscriptions are also subject to the terms and conditions of the Master Agreement.

f.

"Development Licenses" means Term Licenses or subscriptions that may only be used to (i) research and test potential applications; (ii) develop and support repeatable commercial off-the-shelf (COTS) applications; (iii) or develop custom applications. Development Licenses may be used on a short-term basis in another country solely for developing COTS or custom applications on a project basis but must return to the country in which they were originally acquired. Development Licenses may also be used for the same purposes as defined for Demonstration and Marketing Licenses. Subject to the foregoing use rights, these Term Licenses or subscriptions are also subject to the terms and conditions of the Master Agreement.

g.	"Disclosing Party" means a Party that discloses Confidential Information under this Agreement.
h.

"Esri Partner Network Policies" means the policies accessible on the Esri Partner Community outlining the benefits and requirements for each specific Program. The Esri Partner Network Policies are incorporated into this Agreement by this reference. The policies are available at https://www.esri.com/content/dam/esrisites/en-us/media/pdf/esri-partner-network-policies.pdf.

i.

"Esri Partner Community" means a secure website (https://partnercommunity.esri.com/s/login/) that includes a wide range of marketing, business, sales, technology, and program resources exclusively for partners of the Esri Partner Network.

j.

"Licensed Materials" means the Products or Documentation provided by Esri to Partner under the terms and conditions of the Master Agreement, this Agreement, and the Program-specific Esri Partner Network Policies. Licensed Materials may be licensed as Commercial Licenses, Development Licenses, or Demonstration and Marketing Licenses as further described in Section 5.1 and in the Esri Partner Network Policies.

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k.

"Master Agreement" means as applicable (i) the Master Agreement, Products and Services that is found at http://www.esri.com/legal/software-license and incorporated into this Agreement by this reference or (ii) a signed Master Agreement, Products and Services between Esri and Partner. The Master Agreement is incorporated by this reference and made a part of this Agreement between the Parties.

l.	"Preproduction Materials" means Software, Data, Documentation, or Online Services that have not been released to the public, including, but not limited to, a Beta or release candidate.
m.	"Program" means either Startup, Bronze, Silver, Gold, or Platinum designation as applicable and as more fully described in Esri Partner Network Policies.
n.

"Program Resources" means the Esri Partner Network-related materials including, but not limited to, Esri Partner Network Policies, Trademark and Logo Guidelines, and other materials provided by Esri to Partner under this Agreement.

o.	"Receiving Party" means a Party that receives Confidential Information under this Agreement.
p.	"Term" means the duration of this Agreement.
q.

"Trade Secret(s)" means information or know-how that Esri has taken reasonable measures to protect and from which Esri derives independent economic value from not being publicly known by competitors or the public.

ARTICLE 2—CONFIDENTIALITY

2.1 Confidential Information Communicated. The following confidentiality provisions are applicable to Confidential Information received by Receiving Party and will take precedence over other confidentiality or nondisclosure terms unless such terms specifically supersede these Esri Partner Network Confidentiality terms. Disclosing Party may provide its Confidential Information to Receiving Party in furtherance of this Agreement. Any Confidential Information provided by Partner must be in writing and conspicuously marked by Partner, or, if disclosed orally, Confidential Information must be confirmed in writing within thirty (30) days of disclosure as "Confidential," "Proprietary," "Trade Secret," or similar term. Receiving Party will protect Confidential Information at all times by

a.

Using Confidential Information only in connection with its business relationship with Disclosing Party under the Esri Partner Network, as described in the Agreement and in any Addendums to this Agreement, and not for any other use whatsoever;

b.	Receiving written consent from Disclosing Party prior to disclosing Confidential Information, or the fact that Confidential Information has been obtained, to any third party;
c.

Disclosing Confidential Information provided under this Agreement only to Receiving Party's employees (including employees of affiliated companies) who have a need to know the Confidential Information; and

d.

Informing all employees (including employees of affiliated companies) who gain access to Confidential Information of their nondisclosure obligations regarding Confidential Information and ensuring the employees (including employees of affiliated companies) have agreed to be bound by the confidentiality obligations contained in this Agreement.

2.2 Information Not Subject to Confidentiality Obligations. The following information will not be subject to the confidentiality obligations of this Agreement:

a.	Information that is or becomes available to the public through no breach of this Agreement;
b.	Information that is already known to Receiving Party and can be shown to be in Receiving Party's possession at the time of disclosure;
c.	Information that was received by Receiving Party from a third party without any duty of confidentiality;
d.	Information that is rightfully received by Receiving Party from a third party that is not under a nondisclosure obligation to Disclosing Party; and
e.	Information that is independently developed by either Party without reference to or use of the Confidential Information.

2.3 Duty of Care; Requirement to Maintain Confidentiality. Receiving Party will protect the Confidential Information it receives during the Term of this Agreement using the same degree of care, but with no less than reasonable care, as Receiving Party uses to protect its own confidential information of a similar nature. For a period of three (3) years after the date of disclosure of Confidential Information, Receiving Party will protect any Confidential Information disclosed to Receiving Party by Disclosing Party, provided, however, that Receiving Party's duty of care for Confidential Information identified as a Trade Secret will continue in perpetuity or until such time that said information is no longer deemed a Trade Secret. Notwithstanding anything to the contrary, Confidential Information may be disclosed to (i) the government only as required by law; (ii) a court pursuant to a court order; and (iii) internal and external legal, financial, or tax advisors under an appropriate nondisclosure obligation. If the government or a court requires disclosure of Confidential Information, Receiving Party will (i) provide reasonable notice and assistance to Disclosing Party so that Disclosing Party may object to any such disclosure or file a protective order and (ii) disclose only as much of the Confidential Information as is required.

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2.4 Ownership Rights. The disclosure of Confidential Information to Receiving Party will not transfer any rights to Confidential Information except for the right to use Confidential Information under this Agreement. The disclosure of Confidential Information does not imply, convey, or grant a license, right, title, or ownership interest in the Confidential Information to Receiving Party.

2.5 Limitation. Each Party develops products and services related to the general subject matter of the Confidential Information. Receiving Party may develop products and services without the use of the Disclosing Party's Confidential Information. Neither Party will be liable for payment of royalties, license fees, or any other amounts from such independent development.

2.6 Return of Confidential Information. Upon Disclosing Party's written request, Receiving Party will promptly return to Disclosing Party any materials or documents, whether or not furnished by Disclosing Party, containing Confidential Information, together with all copies made by Receiving Party, or destroy all such items and deliver to Disclosing Party written certifications, if requested, that said materials or documents have been destroyed.

2.7 Financial and Security Information and Trade Secrets. If Esri provides Partner with financial or security information, Esri will designate, in writing, an exclusive point of contact at Esri through whom the exchange of such information must be administered. No Esri employee or other individual other than the specific point of contact may be contacted regarding such information. Partner's obligations to maintain confidentiality shall continue indefinitely for the following types of Confidential Information received from Esri: (i) financial information; (ii) security information; (iii) trade secrets; and (iv) anything marked as a "Trade Secret."

ARTICLE 3—COMMITMENTS OF THE PARTIES

3.1 Eligibility. Except as otherwise provided in Section 3.2, only Partner, at Partner's Location, has a right to participate in the Esri Partner Network. During the Term of this Agreement, Partner must be an active participant and remain in good standing in the Esri Partner Network subject to the terms and conditions of this Agreement and the Esri Partner Network Policies. The Esri Partner Network Policies are subject to change with thirty (30) days' prior written notice to Partner in accordance with the Esri Partner Network Policies.

3.2 Additional Partner Office Locations. Additional Partner Office Locations may only be added as participants to this Agreement with the prior written approval of Esri as described in the then-current Esri Partner Network Policies. Additional Partner Office Locations added as participants to this Agreement must be located in the same country as Partner's Location and under the same ownership and legal company name as Partner.

3.3 Program Benefits. Partner will receive the Esri Partner Network benefits as described in the then-current Esri Partner Network Policies and include the following:

a.

Access to and use of certain Products listed in the Standard Partner Package, which is available at https://assets.esri.com/content/dam/esrisites/media/packages/standard-partner-package.pdf and updated from time to time;

b.	Use of certain Esri trademarks or service marks as described in Article 6; and
c.	Access to the secure Esri Partner Community as described in the then-current Esri Partner Network Policies. Access requires login credentials that are issued to each identified user.

3.4 Maintenance. Esri will provide Maintenance for Licensed Materials as described in the Master Agreement.

3.5 Fees. Partner will pay the applicable annual program fees set forth in the then-current Esri Partner Network Policies. Partner will also pay the additional fees for licenses, subscriptions, maintenance, or services provided to Partner at the then-current rates. Esri reserves the right to change any fees in effect as of the Effective Date of this Agreement.

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ARTICLE 4—RESERVATION OF OWNERSHIP

4.1 Reservation of Intellectual Property Rights—Esri. Esri reserves all rights, title, and interest in and to any materials produced by Esri including, without limitation, all patent rights, copyrights, trademarks, Trade Secrets, and all other intellectual property rights. Partner does not acquire any rights, title, or interest, express or implied, in any Licensed Materials, Program Resources, Preproduction Materials, or Confidential Information produced by Esri unless specified in this Agreement or Addendums or held prior to the Effective Date of this Agreement or Addendums. Nothing in this Agreement limits or abridges Esri's exclusive ownership of any Licensed Materials, Program Resources, Preproduction Materials, or Confidential Information that Esri provides to Partner.

4.2 Reservation of Intellectual Property Rights—Partner. Partner reserves all rights, title, and interest in and to any materials produced exclusively by Partner, including, without limitation, all patent rights, copyrights, trademarks, Partner's trade secrets, and all other intellectual property rights. Esri does not acquire any rights, title, or interest, express or implied, in any hardware, software, content, solutions, or services produced by Partner unless specified in this Agreement or Addendums or held prior to the Effective Date of this Agreement or Addendums.

ARTICLE 5—GRANT OF LICENSES

5.1 Grant of Licenses. Esri grants Partner a nonexclusive, nontransferable right and license or subscription to access and use Licensed Materials, Program Resources, and Preproduction Materials for which the license or subscription fees have been paid, if applicable, subject to the terms and conditions of the Master Agreement and as supplemented in pertinent parts by this Agreement and the Esri Partner Network Policies. Unless Partner executes an addendum for a specific Program, Partner will automatically enter the Esri Partner Network as a Partner in the Bronze Program.

Licensed Materials are limited to the following types of licenses as defined in this Agreement: (i) Commercial Licenses; (ii) Demonstration and Marketing Licenses; and (iii) Development Licenses.

5.2 Use of Program Resources. Program Resources will be provided throughout the Term of this Agreement. Partner is granted the right to use Program Resources in a manner consistent with the applicable Esri Partner Network Policies and solely in support of Esri Partner Network.

5.3 Use of Preproduction Materials. Esri may supply Partner with Preproduction Materials so that Partner may prepare for changes that may be introduced when the Preproduction Materials are commercially released. Preproduction Materials are not suitable for and will not be used for Development or Commercial License or subscription purposes. Esri may change Preproduction Materials or withhold them from release. Preproduction Materials are subject to license terms and conditions provided with the Preproduction Materials.

5.4 License Compliance and Audits. During the Term and for at least two (2) years after the expiration or termination of this Agreement or any Addendums, Partner will keep and preserve accurate license compliance records of all Licensed Materials, Program Resources, and Preproduction Materials. At Esri's expense, Esri may conduct an audit of Partner's license compliance to ensure compliance with the terms and conditions of this Agreement, Addendums, and the Esri Partner Network Policies upon no less than thirty (30) business days' prior written notice to Partner. If an audit is conducted, Esri will make best efforts for such audit to be remote during regular business hours, if the audit is not conducted remote, Esri will audit during regular business hours at Partner's offices. The audit will not unreasonably interfere with Partner's business activities, and will be subject to the confidentiality provisions in Article 2 of this Agreement.

If an audit reveals that Partner's use of Licensed Materials, Program Resources, or Preproduction Materials exceeds by five percent (5%) or more the quantities or scope permitted as more fully described in the Esri Partner Network Policies, then, at Esri's sole discretion, Esri will invoice Partner for additional fees, including fees for maintenance, travel accommodations, and working time costs of the auditors within thirty (30) days after receipt of Esri’s invoice. Partner shall make prompt payment of the underpayment to Esri, plus one percent (1%) interest per month, or such lower rate as required by applicable law.

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ARTICLE 6—GRANT OF TRADEMARK LICENSE

6.1 Esri Partner Network Trademark License. Esri grants Partner a nonexclusive, nontransferable, limited license to use the authorized Esri Partner Network emblems, such as the "Esri Partner Network" Program-specific emblem and the "POWERED BY esri" emblem (collectively referred to as "Licensed Trademark(s)"), only in connection with the marketing, promotion, and advertising of Partner's solutions based on Esri technology in strict accordance with Esri Trademark and Logo Guidelines ("Guidelines") located on the Esri Partner Community.

Partner is also permitted to create a reciprocal web link from Partner's website to Esri's website, in compliance with the Esri Web Link and Logo License Agreement that is available at https://www.esri.com/en- us/legal/terms/web-link-logo-agreement. All use of Licensed Trademark(s) by Partner, and any and all goodwill associated therewith, will inure exclusively to the benefit of Esri. Without limitation, Partner hereby assigns to Esri all worldwide rights, title, and interest in Licensed Trademarks and the trademark rights created by such use.

Partner agrees to execute, or have executed, and deliver to Esri such documents as Esri may request to grant or assign such trademarks, trademark rights, or other rights to Esri. Partner shall immediately notify Esri of any known or suspected infringement of Esri Trademark(s) that comes to Partner's attention.

6.2 Other Esri Trademarks. Partner acknowledges that Esri is the exclusive owner of all Esri trademarks and the trademark rights created by such use including, but not limited to, the name "Esri," the Esri globe logo, and the word and design marks for Esri solutions and services ("Esri Trademark(s)"). Except as expressly set forth herein, Partner acquires no rights to use any Esri Trademark(s). Any use of Esri Trademark(s) beyond the trademark license granted in Section 6.1, including, but not limited to, use in business signs, business cards, stationery, business or division name, and name of any Partner solution or service, requires the prior written approval of Esri.

6.3 Prohibited Uses of Esri Trademarks. Partner shall not, and shall not allow any others to, create, register, or use any word, symbol, design, or domain name incorporating all or any part of Esri Trademark(s), any translation or transliteration thereof, or any trademark deceptively similar to Esri Trademark(s). Partner shall immediately terminate any unauthorized registration activity and promptly execute and deliver to Esri such assignments and other documents required to transfer to Esri all rights to the registrations or applications involved. Esri reserves the right to prohibit use of any Licensed Trademark(s) in a manner inconsistent with this Agreement, the Esri Partner Network Policies, or Guidelines. If such use is found, Esri will give Partner written notice, and Partner will have thirty (30) days to correct and bring into compliance its use of the Licensed Trademark(s) in question. Continued infringing use beyond such point is a breach of this Agreement.

6.4 Esri Right to Approve Trademark Use. All items, including, but not limited to, containers, packaging, display materials, promotional materials, promotions, trade show materials, flyers, websites, brochures, and advertising for Esri technology created by Partner that contain Licensed Trademark(s) must be prepared in strict accordance with Guidelines. Partner shall retain one (1) sample of any such trademark use and, upon Esri's request, forward the sample to Esri for review. Esri will accept a photocopy or picture of Licensed Trademark(s) and the sample if the item is too large to easily mail. Partner shall make specific changes within thirty (30) days to items objected to by Esri. Rejection of any items will be at the sole discretion of Esri, and the continued distribution or use of items bearing Licensed Trademark(s) that have been disapproved by Esri is a material breach of this Agreement.

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6.5 Partner Trademarks and Copyrights.

a.

Partner grants Esri a nonexclusive, nontransferable, limited license that is coterminous with this Agreement to use Partner's designated and authorized trademarks, logos, emblems, and/or images (collectively, "Partner's Trademark(s)") in connection with Esri's use, display, advertising, and (re)marketing for the limited purposes of promoting the business relationship with Partner to potential and existing customers. Any rights and all goodwill associated therewith that may arise from Esri's use of Partner's Trademark(s) are the exclusive property of and inure to the benefit of Partner.

b.

Partner grants Esri the right to use Partner marketing materials, user success stories, hyperlinks, photos, images, text, videos, and any third-party content related to the same (collectively, "Work(s)") which Partner provides to Esri in any form and by any means. Partner represents and warrants that Partner owns the Works and written descriptions and/or has the full authority and rights from all third party owners of any Works or written descriptions to grant permission(s) to such Works and written descriptions offered and submitted to Esri in connection with this Agreement, and that the Works and written descriptions do not infringe on any proprietary rights of any third party or contain any information that is unlawful, libelous, or in violation of any third party's right to privacy and/or publicity. Partner agrees to defend, indemnify, and hold harmless Esri, its officers, directors, agents, employees, licensees, and assigns, and all persons acting under Esri's permission or authority, or those for whom Esri is acting, from and against any and all liability, claims, expenses, costs, or damages arising out of Partner's failure to meet the obligations of this Section 6.5(b). Esri disclaims and this Section 6.5 supersedes any terms and conditions that are provided by Partner or any third party to Esri that govern any Works or written descriptions, whether such terms and conditions are accepted by click through acknowledgment, electronic signature, or any other method.

If Partner wishes to provide Esri with any additional content other than what is set forth in this Section 6.5, Partner must contact Esri, and such additional content must be subject to a separate agreement between the Parties.

ARTICLE 7—TERM; RENEWAL; TERMINATION

7.1 Term of Agreement and Addendums. This Agreement will begin on the Effective Date and be valid for an initial Term of one (1) year. Any Addendums to this Agreement will be valid for an initial term as described in that given Addendum.

If Partner is already a member in good standing of the Esri Partner Network Program with a current Esri Partner Network Agreement in place, then by signing this Agreement Partner and Esri agree that the previous Esri Partner Network Agreement is no longer valid and is replaced by this Agreement. Notwithstanding the aforesaid, the anniversary date of the previous agreement being replaced will continue under this Agreement with the anniversary being: October 22.

7.2 Renewal of Agreement and Addendums. Esri, at its discretion, may offer to renew the Term of this Agreement and any Addendums for successive one (1)-year periods upon annual review of Partner's participation in the Esri Partner Network. If an Addendum is executed, then the Term of such Addendum will be coterminous with the Term of this Agreement unless otherwise specified in the Addendum.

Prior to the expiration of the Term, Esri will notify Partner of Esri's intent to renew or not renew the Term of this Agreement and any Addendums to this Agreement. If Esri agrees to renew the Term of this Agreement or Addendums, Esri will issue an invoice or quote to Partner for the annual fees stated in the Esri Partner Network Policies prior to the end of the Term. Partner will indicate its acceptance of renewal by (i) returning a signed copy of the quote to Esri and payment of the applicable fees or (ii) by payment of the applicable fees. If Esri does not receive payment of such fees, then this Agreement and its Addendums may terminate at Esri's discretion subject to this Article 7.

7.3 Termination by Partner. Partner may terminate this Agreement or Addendums at any time upon written notice to Esri. If Partner terminates this Agreement or any Addendums to this Agreement, Partner will not be entitled to a refund of any fees. Termination will not relieve Partner of its obligations specified in this Article 7 or the terms and conditions that survive termination of this Agreement or Addendums.

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7.4 Termination by Esri.

Esri may terminate this Agreement or any Addendums for Partner's failure to cure a material breach within thirty (30) days of receiving written notice to cure from Esri or immediately upon written notice for any of the following breaches that cannot be cured:

i.

Partner becomes insolvent, including, but not limited to, an assignment for the benefit of creditors, the filing of a petition in bankruptcy, the placing of Partner in receivership, or any equivalent proceeding, whether voluntary or involuntary;

ii.

Partner undergoes a change in ownership or control without Esri's prior written approval, which will not be unreasonably withheld unless ownership or control of Partner is granted to a competitor of Esri;

iii.	Partner makes a material misstatement of fact or a material misrepresentation to Esri, whether written or oral, or behaves in a manner that is detrimental to Esri or the Esri Partner Network; and
iv.	Partner violates any applicable law or regulation related to this Agreement.

7.5 Effect of Termination or Nonrenewal.

a.	If this Agreement is terminated, is not renewed, or expires, then

i.	All Addendums also terminate;
ii.	The Master Agreement will remain in effect under its own terms and conditions unless the Master Agreement is also terminated;
iii.	Demonstration and Marketing Licenses and subscriptions and Development Licenses and subscriptions granted under this Agreement will terminate, and Partner will

1.	Stop accessing and using the terminated Esri Offerings;
2.	Clear any client-side data cache derived from the terminated Cloud Services; and
3.

Stop using and uninstall, remove, and destroy all copies of affected Esri Offerings in Customer's possession or control, including any modified or merged portions thereof, in any form, and execute and deliver evidence of such actions to Esri or its authorized distributor;

iv.	Partner may continue to use Commercial Licenses and subscriptions under the terms and conditions of the Master Agreement provided that Partner is not in breach of the Master Agreement; and
v.

Each Party will stop using the other Party's respective trademarks or service marks referenced in Article 6 and remove any such trademarks or service marks from its advertising materials, signs, labels, websites, and other documentation or property.

b.	If an Addendum under this Agreement is terminated, is not renewed, or expires, but this Agreement is renewed, then

i.	All rights and obligations associated with that Addendum terminate unless otherwise specified in the Addendum; and
ii.

Esri may, at its sole discretion, require Partner to uninstall, remove, or destroy all copies of Licensed Materials, Program Resources, Confidential Information, or Preproduction Materials in Partner's possession, and Esri may require Partner to deliver evidence of such actions.

c.

Termination or expiration of this Agreement or Addendums will not (i) limit the rights of either Party in pursuing any other remedies available to that Party, including injunctive relief; (ii) relieve Partner's obligation to pay all fees that have accrued or that Partner has agreed to pay under this Agreement prior to such termination or expiration; or (iii) entitle Partner to a refund of fees paid by Partner.

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ARTICLE 8—DISCLAIMERS OF WARRANTY

Licensed Materials are subject to the Limited Warranties and Disclaimers provided in Attachment B of the Master Agreement.

The Esri Partner Network, which includes, but is not limited to, any Program Resources, Preproduction Materials, Confidential Information, or Trade Secrets, is provided "AS IS" without warranty of any kind. Esri disclaims all other warranties of any kind, whether express or implied, including, but not limited to, warranties or conditions of merchantability, fitness for a particular purpose, and noninfringement of intellectual property rights.

ARTICLE 9—LIMITATION OF LIABILITY

9.1 Limitation of Liability for Esri Partner Network and Licensed Materials. The Limitation of Liability in Attachment B of the Master Agreement applies to this Agreement. Subject to the exceptions in Attachment B of the Master Agreement, Esri's total liability for the Esri Partner Network and Licensed Materials is limited, as applicable, to the amount of the then-current year's Program fees or fees paid for Licensed Materials by Partner pursuant to this Agreement.

9.2 Limitation of Liability for Breaches of Confidentiality. A breaching Party's total cumulative liability under this Agreement from claims related to any breaches of Confidentiality pursuant to Article 2 of this Agreement will not exceed one million dollars (US$1,000,000.00).

ARTICLE 10—GENERAL PROVISIONS

10.1 Relationship of the Parties. The Parties agree that each is an independent contractor with respect to this nonexclusive Agreement and any Addendums. The Parties agree that this Agreement and any Addendums do not constitute an agency, partnership, franchise, or joint or co-venture and that nothing contained herein is intended to constitute, or will be construed to constitute, Parties as principals/agents, principals in partnership, franchisor/ franchisee, or joint or co-venturers of each other. Except as expressly provided in this Agreement and any Addendums, no Party has power or authority to act in the name or on behalf of any other Party except with the express, prior written consent of that other Party.

10.2 Export Compliance. Partner and Partner's customers, Resellers, end users, sublicensees, and any party that may have access to any Licensed Materials shall comply with all applicable U.S. export control laws and regulations consisting primarily of, but not limited to, the U.S. Department of Commerce Export Administration Regulations (EAR), and the U.S. State Department International Traffic in Arms Regulations (ITAR). Further, Partner shall comply with all U.S. Export Compliance obligations in Attachment B of the Master Agreement. Partner will not divert, deliver, export, reexport, transfer (in country), use or allow access, either directly or indirectly to any end users or for any end uses as referenced in part § 744 of the EAR. (Please see https://www.bis.doc.gov/index.php/documents/regulations-docs/2343-part-744-control-policy-end-user-and-end- use-based-2/file.)

Partner will provide information on Partner's further distribution and sublicensing of Licensed Materials, as may be required for Esri to meet its obligations under U.S. export control laws and regulations. Partner agrees and recognizes that Esri's participation in any export or disclosure of defense articles, technical data, or defense services, including technical support, subject to the ITAR will be restricted until such time as an export license, if required, is obtained from the U.S. government. Partner shall cooperate fully with Esri and provide the necessary information needed by Esri to submit an application for any required export license, if applicable.

10.3 Compliance with Anti-Corruption Laws. Each Party will comply with all applicable laws and regulations, including, but not limited to, the U.S. Foreign Corrupt Practices Act, the UK Bribery Act 2010, or any other applicable anti-corruption laws. Partner will review the anti-corruption policy, which is part of the Esri Partner Network Policies accessible on the Esri Partner Community, and will comply with such policy. In the event that this provision is breached, in addition to any other remedy to which Esri may be entitled at law or in equity, this Agreement may be terminated by Esri immediately.

10.4 Sales and Use Taxes. Each Party assumes its respective responsibility for claiming and remitting to its respective taxing authority any and all value-added, sales, use, or other taxes; duties, customs, shipping, insurance, or other fees; or withholding currently or subsequently imposed on all receipt and use of Licensed Materials or arising from the transaction contemplated by this Agreement and any Addendums.

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10.5 Captions. Article and section headings used herein are for convenience only and are not part of this Agreement and any Addendums and will not be used in construing them.

10.6 Survival of Terms. Articles 2, 4, 5.4, 6.3, 7.4, 7.5, 8, 9, and 10 will survive the termination or expiration of this Agreement.

10.7 Notices. All legal notices and communications required or permitted under this Agreement and any Addendums must be in writing in English and sent by courier, as registered or certified airmail, or by facsimile, email, or other electronic transmission and confirmed by courier or registered or certified airmail, properly addressed to the appropriate Party at the address set forth below, until changed by notice in writing by a Party hereto. If sent by courier or airmail, notice will be effective seven (7) days from the date of deposit with the courier service or post office. If sent by electronic transmission, notice will be effective upon receipt, provided that confirmation is given as specified herein. Notices will be sent to the following addresses:

If to Partner GEOcommand Inc 3700 Airport Rd Ste 410 Boca Raton, FL 33431 United States Attn.: Paul Christin Email: paul.christin@geocommand.com	If to Esri Environmental Systems Research Institute, Inc. 380 New York Street Redlands, CA 92373-8100 United States Attn.: Director of Contracts and Legal Email: LegalNotices@esri.com

10.8 Additional Incorporated Provisions. The following General Provisions in Attachment B of the Master Agreement are incorporated into this Article 10—General Provisions and apply to this Agreement as if fully set forth in this Agreement: Restrictions on Solicitation; No Implied Waivers; Severability; Successor and Assigns; Governing Law; Dispute Resolution; and Force Majeure.

10.9 Order of Precedence. If there is a conflict among the terms and conditions in the Esri Partner Network documents, the descending order of precedence will be as follows: (1) Addendums (if applicable), (2) this Agreement, (3) Master Agreement, and (4) the Esri Partner Network Policies.

E180	Page 10 of 10	August 26, 2020